Filed by EchoStar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                              Subject Companies: Hughes Electronics Corporation,
                                                     General Motors Corporation,
                                         and EchoStar Communications Corporation
                                                   Commission File No. 333-84472
                                                           Date:  April 15, 2002

On the evening of April 12, 2002, a live Charlie Chat television show, a transcript of which is set forth below, was rebroadcast for the first time.

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation (GM), HEC Holdings, Inc. (Hughes Holdings) and EchoStar Communications Corporation (EchoStar) filed preliminary materials with the Securities and Exchange Commission (SEC), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (Hughes), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SECs website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GMs solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words may, will, would, could, should, believes, estimates, projects, potential, expects, plans, anticipates, intends, continues, forecast, designed, goal, or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                              CUSTOMER CHARLIE CHAT
                                  APRIL 8, 2002

---------------

INTRODUCTION

Male                You have a show?

Male                They just dish it out.

Female              Charlie, Jim and Myona here.

J. DeFranco         Oh,  you're on.  Welcome to the  Charlie  Chat,  what's your question this evening?

C. Ergen            Since you're on, giving things away today.

J. DeFranco         Let's have a sweepstakes.  We've got a caller. Andy, are you out there?

Male                [inaudible] Jimmy? [laughter]

J. DeFranco         No, no, no.

Male                We'll give you a free ...

C. Ergen            That's a little expensive.

J. DeFranco         That's okay, this is Dish Network.

                    We're really proud of the folks that help us in the customer service centers, they really do make our business, they are in contact with you.

---------------

Hello, and welcome to the Charlie Chat, our regular opportunity to sit down with you one-on-one and tell you what's new here at Dish Network. As always we'll take your live calls and your emails so let's begin. Here's Charlie Ergen and Jim DeFranco.

J. DeFranco         Good evening. Welcome to the Charlie Chat. It's good to have you with us this evening, got a good show planned for you, a lot of exciting things. Charlie, we're going to talk more.
                    We always get a few questions about what's happening with the merger. EchoStar VII of course we launched it on February 21st, a little update there. We're going to talk about some programming changes and we're announcing the winner of $100,000. One of our subscribers won $100,000 in our Club Dish sweepstakes, so we're going to announce that.

C. Ergen Have we got Ed McMahon coming up to present the check or what?

J. DeFranco         No, no, no.

C. Ergen We're just announcing the winner. Okay, we'll wait and see how that goes.


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ECHOSTAR                                                                PAGE 1

J. DeFranco         It's an  interesting  story  there.  So tell us a little bit about what's been transpiring since the last chat.

C. Ergen Well, the merger of course is one of things we're concentrating on because we think that's the best thing to really improve our service and our pricing to consumers. So that's what we've been focusing a lot on at least at my level in the company. I guess the main thing that the merger's going to do is solve a lot of the problems that you guys call about all the time. First and foremost you want your local channels and we only do about 40 markets in the United States out of 210, so we've got 170 markets that we don't do to date. The merger allows us to launch a fifth spot beam satellite along with the two spot beam satellites that DirecTV has so we can do each and every market to bring true competition to cable.


                    It's   interesting,   this  week  that  there's  42  million
                    households that don't have access to local/local through DBS. With the merger we take care of that. The FCC came out with a study this week that showed that cable prices had gone up over two times the rate of inflation last year and that interestingly the rates are 8%, 9% or 10% higher where we don't have local channels. In other words, if you're in one of those areas where we don't have local channels, odds are you're paying 8%, 9%, 10% more for your cable television than people where we bring competition, so that's certainly an important thing.

                    Secondly, is broadband. The second thing you're asking for is people want high speed internet broadband that's on all the time. It's not economical for us to do that alone. We need capacity and we need economies of scale to do that. These are all the homes in the red that don't have high speed internet access, probably won't for the foreseeable future. With the merger we're able to build a new generation of satellites that allow us to bring that broadband service to you at an economical rate. So those are the two big things that we're working for.

                    Of course we have a lot of other things. High definition television. We believe we can be a major force with the merger in bringing high definition television to all Americans. 70% of the broadcasters have filed for extensions to do digital television. They weren't able to meet the government mandated time line. We


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ECHOSTAR                                                                  PAGE 2
                    can do that overnight through satellite and bring high definition television to everybody and of course other advanced services like interactivity and video on demand and things like that.

                    So all those things are possible with the merger and again we appreciate a lot of folks, Jim, who have called or written their Congressional representatives, whether it be in the State or the House of Representatives and we're very appreciative of that. Your local officials, all those people are going to look at this merger, they need to understand what your opinions are and whether you think it's good for you or not so good for you and we make that easy.

J. DeFranco         Let's show them, I think we actually have a little clip that we can show on this. If they haven't gotten involved yet and they'd like to send a note, here's how you can do that.

---------------

VIDEO CLIP - ECHOSTAR/DIRECTV MERGER

Approval of the EchoStar/DirecTV merger would allow you to receive your local broadcast channels via satellite and subscribe to an affordable high speed internet access service. This would be available to you whether you live in a town of five people or a city of five million. You'll also be able to enjoy HDTV, expanded interactive and other new services. For your convenience we've developed a website to offer you information about the merger and illustrate the specific benefits in your state. The web address is www.echostarmerger.com. It shows the benefits of the merger on a state by state basis and offers links to EchoStar's merger related FCC filings, press releases and third party supporters. You can also send a letter of support to Congress and the FCC directly from the website and we encourage you to do so. Just click on the take action button and then click on "write a letter of support." Your comments will be automatically forwarded via email or fax. The EchoStarMerger.com website can also be accessed through a link at www.dishnetwork.com. This is the echoStarMerger.com website to support the merger and the great benefits it would bring to you.

---------------

C. Ergen And again you can write even if you don't support the merger. We don't put words in your mouth, you can write whatever you feel. And again I think the important thing is that the folks in Washington, that live in Washington don't always understand the issues as they affect the everyday American. They certainly don't get a chance to be out in rural America as much as probably they would like to and certainly they have different districts and different representatives that represent different states and so forth, but they don't get a

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ECHOSTAR                                                                  PAGE 3
                    chance on a day to day basis to be out there and live with the problems that you do. And so I think it's important that they understand how this merger can help rural America. I've seen a lot of Senators and Congress people who have expressed concerns about the merger as it relates to rural America and I think nothing could be further from the truth
                    in  terms  of  the   benefits   of  this.   We're   the  one
                    telecommunications company that will offer rural Americans exactly the same services at the same price. It certainly doesn't happen in telephone, certainly doesn't happen in
                    cellular  phone,   certainly  doesn't  happen  in  broadcast
                    television today. So I think it's important that you do make your voices known. So that's what's happening on that.

                    We launched EchoStar VII. I think it was right before last Chat and that satellite is up and going through its final paces, the final testing and we expect that satellite's going to be ... here's the launch and that satellite is going to be operational right around the first of May. It again allows us to do a little bit more than local, add a few more cities there and allows us to improve the quality of our signal. We've had some folks say that they'd like to see some improvements in the quality of the signal and we're able to do that with this satellite. It provides backup in outer space for us so that if we ever had a problem with the satellite that we'd have in-orbit backup so you don't have to worry about losing your service from Dish Network at any time because of technical issues in outer space which we don't control, so a lot of benefits there. And of course we have another satellite launching hopefully in June of this year which will again increase our local service and bring us some more channels.

J. DeFranco         Charlie,  can we be a little more  specific on what Echo VII does, because you said it goes into service next month, what can our customers out there expect out of that? Will it only affect them in certain areas as far as additional services?

C. Ergen            Everybody  will see  improvements  in their  video  quality.
                    Everybody will have the advantage of in-orbit backup. Everybody ... the power's a little bit greater so we fight through some of that rain fade, so it has to rain a little bit harder for you to lose your signal and we will have some capacity for some additional channels. Again we continue to look at channels. There isn't a lot that we don't carry out there anymore, we carry almost everything that's out there, but we look at a few additional channels. And then we will have a few additional local cities that we

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ECHOSTAR                                                                  PAGE 4
                    can broadcast. We're looking very seriously at Alaska and Hawaii, to bring up Honolulu and Anchorage for example. We also have the ability to bring some more local channels to the core locations. So those are all the things that we're looking at with the satellite and we'll make the final decisions as we see exactly how it operates and we have some transition issues so that you don't lose any services while we're moving the satellites around. We really need to have EchoStar VIII to fully use EchoStar VII. It will be later this summer when our next satellite launches.

J. DeFranco         So that's when we'll really see our ability to do some more.

C. Ergen Well I think people will see immediate impact from Echo VII, but you'll see even more impact later in the summer.

J. DeFranco         Okay. We have a few questions  that came in before the chat.
                    This is from Lori Whitmore and Lori asks, and actually this relates to the merger, Lori asks if the proposed merger with Dish Network and DirecTV takes place (she's actually a little ahead) but the coming season, will NFL Sunday Ticket be available on Dish this fall?

C. Ergen            That's a good  question  and I guess  I'd  answer  this way.
                    First of all, DirecTV has exclusive rights to the NFL Season Ticket for this year only, so they have one more year left on that contract. It was about a seven year contract, so they have one year left and if the merger takes place before the season starts, then we would be able to, in our opinion, offer the Season Ticket. If the merger doesn't take place until after the season's over, then hopefully we'll be able to negotiate that Season Ticket for DirecTV and of course all of our Dish Network customers for next year. There's no guarantees that anybody will have Season Ticket next year because nobody has been awarded that contract yet. It's possible that nobody will be awarded the contract. It's possible that it will be available to cable and satellite providers. It's also possible it will only be available to cable or just satellite, so we just don't know yet. But the short answer is when the merger's approved this year, we think we can offer NFL Season Ticket in some form or fashion to you, our customers, once it's approved if it's before the season's over.

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ECHOSTAR                                                                  PAGE 5

J. DeFranco         Okay.  Maybe you can ask  generally,  but this is  specific, this is from Raul and I know we've talked about it and that's kind of what you've been addressing is that with the merger it does give us some additional capacity, but he specifically is asking about Puerto Rico. He lives down there and wants to know if the merger will help him get more channels or some new offers.

C. Ergen There is increased power levels down to Puerto Rico, but we don't have a direct beam on Puerto Rico. EchoStar VIII has some additional coverage of Puerto Rico, but neither satellite's designed for all of our programming to come to Puerto Rico. We do have a spot beam on Puerto Rico for some channels, but again until the satellites are up and tested we don't want to talk about that particular service because we have to test it to be sure we can do it because neither satellite was designed specifically for Puerto Rico so you don't really know what the service level is there, but we obviously have some service there today, Jim. In Puerto Rico you need a larger dish. We expect that EchoStar VII and VIII will reduce the size of that dish and add some channels, but again it's not core for us.

J. DeFranco         Okay.  This next  one,  this is a little  off of  additional services, but this is pretty interesting.  This is from Bill
                    Baez and Bill says, Dish Network  currently offers customers
                    PVR without a monthly fee and DirecTV has a similar service, but charges $9.95 a month. If the merger is approved will the services come in at a cost or will they be free? That's very interesting.

C. Ergen Well, for those of you who have our PVR we hope to continue that at no cost in terms of the monthly service fee. DirecTV service is through a company called TiVo and a company called Ultimate TV which is Microsoft and those contracts would continue and there would be a service fee for those since those are contracts with third parties and we just continue those as they are. So you'd have a choice as a customer as to which one of those services you'd want to buy. Obviously, we're very proud of the fact that Dish Network that offers Personal Video Recording features. We're the only people in the industry today that offer that free of charge and we save you $10 a month.

J. DeFranco         Charlie, we've got a few more questions, but why don't we go through some more of the content here? We've got some programming announcements.

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ECHOSTAR                                                                  PAGE 6

C. Ergen            We've got some pretty big programming.

J. DeFranco         Absolutely,  it's nice to know that our  programming  people have made some progress here, so let's talk a little bit about that.

C. Ergen I think the biggest news on programming is that we were able to work a business transaction with the Disney Company for ABC Family, that it's going to continue in America's top 50 for a long, long period of time. We extended that contract with ABC Family and we're excited about that. ABC has talked a lot about how they're going to improve that service and they've already made some changes there and they've shown us a lot of the things they're going to do in the future and we're very excited about that. That's going to be a great channel and continue to improve.

                    Secondly, ESPN Classic is back in America's top 100, it's going to start April 17th. And as you know we had to take that channel down the first of January and it's been off for three months and we're excited about getting that back. Had a lot of folks call us about that channel, missed having that channel and again we were able to bring it back. And I think the best news, Jim, is we're putting that channel back on, there's no additional charge, we're not having to raise rates to bring back the channel.

                    So we've been able to solidify our relationship with Disney, we had some good heart to heart talks and we found that we had a lot in common. We had found that it was not in our best interest as a company to be feuding, either one of us, and we're excited about the fact that that relationship is back on track. Any time that we've had a chance to sit down with other company executives where we had disputes, which happen from time to time, we've been able to work them out. And in this particular case Disney was kind enough to sit down with us finally, we talked and we worked through it and it took a few months to do that and we're very pleased to have them back. I think we carry about 12 channels from the Disney network. So between ESPN, ESPN-2, ESPN Classics, Family Channel, Disney and Cartoon Disney, ABC - all those channels are from the same programmer.

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ECHOSTAR                                                                  PAGE 7

J. DeFranco         The couple examples you just gave, Charlie,  are cases where there was some type of activity going on, contractual issues and so on, but obviously the service did stay up, but we had to work through ...

C. Ergen Other than ESPN Classic. That did come down for the three months.

J. DeFranco         No,  but  what I'm  saying  is that ...  Classic  was  still available in the U.S. market, right, but we had some rate disagreements and so on and so forth, but from time to time a programmer decides to take their service off the air entirely.

C. Ergen            That's right, we have no control over that.

J. DeFranco         And we actually have one of those announcements as well this evening and that is CNN SI. So CNN Sports Illustrated will actually be discontinuing the service. Turner will be discontinuing that May 15th, so that's a case where for whatever reason they felt that it didn't make sense to have that channel in their bouquet of services.

C. Ergen Right and I think Turner will try to relaunch another channel in its place at some point in time when they maybe have a little better concept that consumers are more excited about, but that one's coming off.

J. DeFranco         Okay,  let's  switch  to  international.  We  had  a  little activity going on with the Polish language services I believe. Can you tell us a little about that?

C. Ergen Well, for the Polish viewers we have a channel called TV Palonia. Their contract is up in April this year. So far they have not renewed that contract. We don't control whether they renew that contract or not, so should they decide not to renew that contract, then TV Palonia would be coming down some time this month. We certainly hope that they renew that channel, but they're certainly not obligated to do so, so we'll have to wait and see. We certainly offer the same terms and conditions that we have in the past. As sometimes happens in business, people want to change deals and they may not make sense for either one or both parties at some point in time, but we have offered the same kind of transactions we've had in the past and we'll have to wait and see. We of course added PolSat and we'll certainly look at other Polish channels if for some reason

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ECHOSTAR                                                                  PAGE 8

                    TV Palonia decides not to renew that service.

J. DeFranco         Okay  and  I  think  there  has  actually  been  some  press regarding that in some Polish language periodicals and so on and so forth.

C. Ergen Again we'd like to have them stay on the service, we don't control ... they have other contractual arrangements maybe with Poland that they have that we're not privy to. Of course it would mean that people have to change out their equipment if they want to continue to receive the channel so it's a real disservice to folks, but we don't control that. And I think we work really hard here to make sure to keep our prices down and we have a fair deal for you.

J. DeFranco         Charlie, I know there's some folks in the Northeast, in fact we had three emails come in already. It is baseball season, got some folks interested in watching the Yankees. It strictly affects the people up in the New York/New Jersey area, a little bit into Pennsylvania, I think maybe you can talk a little bit about that.

C. Ergen I'm very disappointed that we haven't been able to reach an agreement with the YES Network which carries about 130 Yankee games this year. The dark green area there is where they have the rights. We worked really hard and the YES Network folks worked really hard so we had really good conversations, but we just couldn't work out an agreement that made any sense. And we asked only for one thing which was that our customers pay the same rate as other cable companies and pay TV providers. We just never were given an offer where our effective rate was the same. In fact it was higher, so much higher that it didn't make a lot of sense for us.

                    The second thing that we did, we said if we can't do that then we're willing to give a channel to the YES Network where they can put the channel up and charge customers on an ala carte basis so those folks who want it can get it. We offered to let YES keep 100% of the revenue. We let YES set the price that they would charge, they keep all the money. We would just do it as public service to our customers. That particular idea, while creative, didn't make sense for various reasons for the YES Network so they had good valid reasons why they didn't think that made sense from their business perspective.

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ECHOSTAR                                                                  PAGE 9

                    So it left us with a choice of two things really. One was we would have had to raise our price to all the folks in America by about $1.00 to secure the YES Network and yet 95% of the people wouldn't have been able to watch the YES Network. It would have been blacked out in their area. So we didn't think it was fair to increase everybody's price out there by $1.00 just so people in New York could watch the Yankees. That wasn't fair. The second choice that we had was to go ahead and capitulate to the pricing that the YES Network offered us and we would have had to raise all of our basic prices by about $4.00 for the people who lived in New York, so that means that if you're paying $22, you'd be paying $26. And we're very proud of the fact that we have the lowest prices on average in this industry and to suddenly have to raise our basic package by almost 10% just for Yankees games when we know that the vast, vast majority of our customers don't watch the Yankees and we will have access to some other channels, it ultimately wasn't something that we could do. We weren't able to reach an agreement. We apologize for that, nobody worked harder. I think YES network worked really hard to get an agreement. I think all our folks did, certainly the people at EchoStar and Dish Network did as well.

                    We want to make sure that there are areas where you can get the YES Network and while we'd love to have your business, if you really want the Yankees we'll put up here maybe on a slate where there are two big companies that have the YES Network. One is Time-Warner Cable, which is a lot of the folks in the New York area, and maybe put that slate up. This is their number. We'll try to roll this at the end of the show and there are some other small cable companies that have the network. AOL Time-Warner or DirecTV has the network. And again you'll ultimately be paying higher prices, but if you want the Yankees and you think it's worth $30, $40, $50 a year to you, then they're going to have the service and we're not going to have it, it doesn't look like this year. Our door is always open to continue to negotiate, but it just doesn't look realistic given the stance that YES Network has and given our ability of what's fair for our customers.

J. DeFranco         Charlie, I was looking at a couple of other emails.

C. Ergen            We do have a lot of Yankees' games.

J. DeFranco         I was going to say,  did you  mention  the games  that we do have even without the

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


                    YES Network?

C. Ergen We'll have all the playoff games of course and World Series games. I guess we already know they're going to win the World Series.

J. DeFranco         Let's  look at the slate real  quick,  we'll show the slates real quick. Several games, so this is ESPN, CBS, FOX games, and these are the ones that we will have without the YES
                    Network.

C. Ergen And there's no additional charge for these games and sports rights fees are a real tough thing for the sports teams and for pay television networks because the rates keep going up as salaries keep going up and at some point somebody has to make some sense of this. And we just couldn't look you in the eye for the vast majority of our customers in New York and say we're raising your price $4 and you're paying more than some other pay TV providers for the channel so it didn't make sense to us to ultimately do that.

J. DeFranco         Speaking of regional  sports,  we do have some good news. We have two services, Oregon zip codes 974 though 977 have added Fox Northwest, Charlie, so this covers Oregon State and University of Oregon teams so those folks up in those zip codes will get Fox Northwest. In addition to that ...

C. Ergen            No extra charge?

J. DeFranco         That's  right.  In addition  to that.  Indiana and those zip codes have added Fox Midwest so that gives them the Pacers and again without any additional cost to our existing customers. Let's see what else?

C. Ergen            I don't know, you're the one reading the script.

J. DeFranco         We've got some exciting news. Occasionally, we don't do this all the time, but we have an AT150 Sweepstakes. So this is for customers who if you already have AT150, you're already entered into the sweepstakes.

C. Ergen            Automatically.

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


J. DeFranco         Automatically  and if you don't have AT150,  you have one of our other services and you'd like to upgrade, then in fact I think we have a little video. Let's just take a look.

---------------

VIDEO

What's better, a free trip to Vegas or over 150 channels of entertainment? How about both? Upgrade to America's Top 150 today and be entered to win three days at the luxurious Venetian Hotel in Vegas, plus shows, a VIP tour of Madame Trousseau's Wax Museum, $500 and there's more. One thousand lucky winners get six months of Biography Magazine free. Order America's Top 150, call today, 1-800-333-DISH.

---------------

J. DeFranco         Okay, that's a good deal. So that's a little trip to Vegas.

C. Ergen            When are we going to find out who won the $100,000?

J. DeFranco         That's coming up.

C. Ergen            All right.

J. DeFranco         It's coming up, but we don't want to get ahead of ourselves.
                    So  courtesy  of A&E and  Biography  we've got a give  away.
                    Let's take a look at that, this is kind of nice.

C. Ergen            Charlie Chat Challenge?

J. DeFranco         They don't like us handling the goods anymore. Apparently we saw something we liked then we had a little competition over ... check this out, look at this. This has a video library, over 100 tapes in all, I saw the Rat Pack there.

C. Ergen There's not a movie called Rat Pack is there? I know they've been in a lot of movies.

J. DeFranco         Sure, you bet, documentary.

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C. Ergen            Oh, it's a documentary.

J. DeFranco         So over 100 videos. What do we want? So the first caller who can tell us the name of the legendary ... I didn't realize that the question was about the Rat Pack. The legendary bad, notorious bad boys dubbed the Rat Pack, one of the true stories included in the A&E video library collection. So the first caller who can call us and give us who the actual members of the Rat Pack were will win.

C. Ergen Are you going to give me a hint, how many ... we going to give ... there's like four or five.

J. DeFranco         Five.

C. Ergen            Five, okay so get all five of the Rat Pack.

J. DeFranco         I think somebody will get that pretty quick.

C. Ergen            As opposed to the Brat Pack.

J. DeFranco         Who are the Brat Pack?

C. Ergen Well that's like Emilio Estavez, Charlie Sheen, those were those guys, young guys, they were the Brat Pack.

J. DeFranco         I see, younger.

C. Ergen The younger guys, they were the Brat Pack. The old guys, you know the old guys were the Rat Pack.

J. DeFranco         Okay so let's talk a little bit ...  we're  doing good here, let's take a few more questions, Charlie, these just came in. So this one is from Curtis Swanson and Curtis says how will the merger with DirecTV offer affordable broadband service to rural areas?

C. Ergen Well, again you know we've had a StarBand service, which is a little bit larger dish, it's expensive and DirecTV also has broadband, it's $70 a month and it

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


                    costs you about $600 or $700 for the hardware and installation, so maybe a little bit more than that to get this service and we just find that that's too expensive. First of all, it's not economical. We actually lose money on that service, believe it or not and we find it too expensive. So with the new generation of satellites that at this point Hughes has some under construction, we'd like to build some more, we believe we can get that cost down to something certainly well below $50 a month for a comparable service to what you can get from either the phone company or the cable companies in the cities, maybe even cheaper than that for an always on service. So that's really what we're trying to do. We know the new satellite technology will spot beam satellites. We know we can do that with economies of scale. We know we need four, five or six uplink centers. We know we need millions of subscribers. We know we have to get several million people to subscribe to the service and between the two companies we can accomplish that.

                    The problem is that each individual company can't afford to do that and can't make the investment to do it, in my opinion. So what happens is without the merger, rural
                    America, I don't know how you're going to get broadband because you're not going to be able to do it via satellite in an economic manner. So maybe somebody will come up with some other new technology to do it, but I don't personally know how you would do it. So that's why we're so excited about the merger because we can risk the capital. You guys already know this if you've watched our company for a long period of time, but every time you send that monthly check in we're out there investing that in some new technology, or some new satellite, or some new service. We have a pretty good track record of being successful and doing some pretty good technical challenges, but it's not easy and there's no guarantees. The financial markets are much more conservative now in terms of lending money to be able to do that sort of thing and that's why the merger allows us to be able to do it.

J. DeFranco         This next  question is from Ben, I hope I don't  butcher his name, Wolford, I think it is. He says, I have had the East and West Coast Distant Networks for a number of years, long before you were able to broadcast local networks. I received a letter today from Dish Network stating that I was going to have to have my Distant Networks cut off and I should subscribe to my local networks. However, I received a letter a few years ago saying with FCC and SHVA laws that I

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


                    was grandfathered since I had my service back in 1999 which I was. I don't understand this predicament and can you tell me what's happening there?

C. Ergen Well, again, the databases change from time to time and it's a very complex thing. And, yes, you're right, you probably were grandfathered back with the Seller Home Viewers Act, but as part of our Disney settlement we also settled with Disney some litigation that some broadcasters had brought against us on distant signal issues and we did that. We made some accommodations in terms of people we might turn off that we otherwise wouldn't have to under the law as it stands today. So it's possible that you're certainly caught up in that, but again it probably means that you live in a city where we're doing local to local and there's not a need for you to have the distant network signals because we do your local signals and that's a business decision that we've made. Even though you might qualify under the law and so forth, the database may have changed today from what it was in October of 1999 and so we just can't verify that you qualify.

                    I don't know the exact details of your particular situation, but I'll tell you what we'll do. If we've got that email we'll contact you and just double check and make sure that we're doing everything right. There are a lot of databases that are out there and it's a very, very confusing situation and all we're trying to do is make sure that we protect the local broadcaster, honor the SHVA law and also honor the kind of contracts that we have with programmers.

J. DeFranco         In the case of locals,  Charlie,  where folks aren't allowed to get locals because they're within another DMA, if they can't get it good off their signal even though the database says they are supposed to be able to, they can apply for a waiver. Is there anything that applies as it relates to this or can they apply for a waiver?

C. Ergen Yes, they can apply, you can apply for a waiver in this situation and if your local broadcast grants a waiver then we can turn you back on. Save that email out and we'll take a look at it specifically, but those are the kind of reasons why you might be turned off.

J. DeFranco         Let's take a couple calls. Aaron, are you there?

Aaron               Yes.

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ECHOSTAR                                                                 PAGE 15

J. DeFranco         Welcome to the Charlie Chat. What can we answer for you this evening?

Aaron Yeah, I have a question. When they installed my cable at the end of last year they used some of the old cable, well they used all the old cable that was still in the house from when I had regular ComCast cable. And I noticed some pixelization, I still notice it to this day and the Dish Network ... and I called the 1-800 number, it says that it's supposed to be all new cable, but the installers that come out said it doesn't make a difference, it will have no bearing on the reception or clarity and I'm kind of stuck in between here. What should I do? When I'm watching football or certain sports it seems like there's just like a little bit of a blur, a digital blur sometimes and they've changed out the units, it's not that, the only thing left is really the cable. That's what I'm asking you, does it make a difference old and new, can it be compatible?

C. Ergen I would say that 99% of the time the cable will not make a difference, it would have to be in terms of pixelization or blurriness. Typically if you had bad cable or the cable wasn't up to spec, you just would lose the signal altogether. It typically wouldn't be the pixelization. I think what I'd like you to do is as we turn our new satellite on we'll use some more bandwidth, squeeze some of the bandwidth down to be able to comply with the must carry law for local to local and in about 30 days or less than 30 days, about three weeks we're able to start opening up some of that bandwidth with EchoStar VII, so I think you're going to see that some of that goes away. I guess the question, did you have this nine months ago and it just showed up or have you always had this problem?

Aaron I've always had it and I've also heard that the space was tied up there in the satellite and when it opens up or a new satellite launches then it might get clearer, but some technical people in your department might have thought that I needed all new cable. I've heard that before though also with the satellite issue, but yes I've had it since day one.

C. Ergen            And how many receivers do you have in your house?

Aaron I have three. I have a PVR and then two normal receivers upstairs.

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


C. Ergen            Is the pixelization on all receivers or just certain ones?

Aaron It's all of them, yeah it's all of them and it's just mostly when I'm watching the sports, especially watching football last year.

C. Ergen I'm going to guess, and again we have a technical chat on this show four weeks from now on Monday so that's going to be a great time to answer it and Echo VII will be lit up by then and I think you'll see some improvement, so you might want to call back. But my bet would be that you're going to see that problem go away as soon as we turn on EchoStar VII.

J. DeFranco         May 13th is the Tech Forum.

C. Ergen Okay, so May 13th. I'll tell you what, go until May 13th and then call us back if this problem still persists.

J. DeFranco         The next  question is from John from  Pennsylvania.  This is interesting, Charlie. I really haven't had this question before. He says is there any chance of adding Canadian channels such as CBC or TSN to the international line up?
                    And also any chance of adding more radio, like ESPN radio?

C. Ergen As far as the Canadian channels are concerned, we have an agreement with Canada ... we don't have an agreement with Canada for something called reciprocity which means we can only sell a certain number of channels into Canada, they can only sell a certain number of channels in the United States. And it's primarily Canadian law that doesn't allow us to sell a bunch of American channels into Canada, so therefore the Untied States government doesn't allow them to sell channels in the United States and that's where the CBC and some other Canadian channels get caught up. There are negotiations going on between the trade representatives of the two countries and we're hopeful that over time some of the restrictions will open up and some of the Canadian channels will be offered here and some more American channels will be offered in Canada. But at this point in time those trade negotiations take years and I would not look for anything to happen for addition Canadian channels in the United States for at least a year.

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


J. DeFranco         I've  got  two  questions,   Charlie,  that  relate  to  PVR
                    actually. The first one says thank you for getting out the search and caller ID features in the new 501. You've mentioned that before and also you've mentioned a slow motion feature. When can we expect that? I really wasn't aware of that. And then Bob asked about the 508 and when it might be available and if we have an idea what the pricing would be, Bob Carter.

C. Ergen            As far as slow motion,  I don't think that's going to be ...
                    we don't have any engineers here tonight, that's a good one for the technical chat on May 13th. I don't think that one's coming on the 501 in terms of slow motion. It's a very difficult piece of software to do and we've got other things that we want to do certainly long before we do that to make the product better. But I'm glad that people appreciate the fact that for no charge we magically download that over the satellite and suddenly a feature such as searching for a John Wayne movie or something suddenly is available now without having to pay any more money or trade your unit out. And again we've made some improvements to the guide. I know we have a seven day guide or eight day guide now that we didn't have before and we have some other improved features there. What was the other part of the question?

J. DeFranco         508, another gentleman asked about 508, when we thought we'd have it and the pricing.

C. Ergen 508 is, for those folks out there who don't know about it, the unit that's going to be coming out in the next month or two that has an additional 40 hours of recording, so it has twice as much recording capability as the 501. That's probably a lot more than people need, but it's about $100 more ... it's a retail price of about $100 more than then 501 and again that probably won't be out before the next technical chat on May 13th, so it's probably a good question to ask them and maybe we'll have them show that unit then.

J.DeFranco          We've got another caller. Gary, are you there?

Gary                Yes, I am there.

J. DeFranco         Welcome to the Charlie Chat. What can we answer for you this evening?

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


Gary Okay. Congratulations for adding KCOB Channel 13 in the new LA home of the Los Angeles Dodgers, that's the [inaudible] though, but the bad news is we're not getting Fox Sports Net 2.

C. Ergen Well, that's because we don't have a contract for Fox Sports Net 2, right? West 2, we don't have Fox Sports West 2 and again that's something that we don't carry yet. We've negotiated for probably two years on that service and again it's another regional sport channel where the cost is just so high that we haven't been able to put it on. But we continue to negotiate that and I know we're still having very good conversations with them, but it's not on yet.

J. DeFranco         And, Charlie,  I think really I know you talked a little bit about the YES Network, but really what we're doing is we're trying to make sure that the best we can is to provide a good value to our customers and then like as an example in that case ...

C. Ergen We can make everybody happy as far as the programming is concerned and put just anything and pay whatever people want us to pay for it. The problem is none of you would like us very much because your bill would be $99 a month and you'd only be watching certain channels on there so there's a balance there that you have to ... a line you have to walk. And what's happening with sports is people have started taking the teams and just started putting them separately and if we have to raise the price, while people in New York may not care if we raise the price $1 to get the Yankees, people in Denver aren't going to like that and the people in New York aren't going to like it very much when we have to raise the price another $1 to get the Chicago team, and another $1 to get the Los Angeles team, and another dollar to get some other teams. So ultimately the price of television just becomes too much and we're not the biggest company in the world so we don't have a lot of control over that process. So what we do is we look at it and listen to what our customers have to say and try to strike a balance in terms of keeping our rates the lowest in the industry and yet still have the critical mass and programming and I think we've been able to do that with very, very minor exceptions. We are disappointed we don't have YES Network and we couldn't structure a deal and I think we are disappointed that we haven't been able to structure something with Fox Sports 2 West and certainly our door is open, our phone lines are open if we ever can negotiate something there.

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


J. DeFranco         Charlie,  we have a winner. Bill Theraby from West Virginia.
                    He knew the Rat Pack  group and that is of  course  Old Blue
                    Eyes, Frank Sinatra,  Dean Martin,  Sammy Davis,  Jr., Peter
                    Lawford and Joey Bishop.

C. Ergen So Joey Bishop would have been the one I would have had a hard time ... I forgot about Joey. There you go.

J. DeFranco         Congratulations  and speaking of winners let's talk a little bit about Club Dish.

C. Ergen            I want to know about the $100,000.

J. DeFranco         That's right, we've got ...

C. Ergen            You're going to make me wait til 7:59?

J. DeFranco         No, no, we're going to do that, it's coming up. So we have a great Club Dish referral program of course, but let's not delay, let's get Greg and Sharon Chamberlain from Claire, Michigan. Greg, are you there?

C. Ergen            No, he's not there.

J. DeFranco         Okay. Greg's actually on the road, so he's calling in from a mobile phone. Hopefully we can get him. A funny story here, he didn't believe it. Greg, are you there?

Greg                Yes, I am.

J. DeFranco         Welcome to the Charlie Chat.

Greg                How you doing?

J. DeFranco         What do you  think?  You feel a little  like ...  you feel a little better about that $100,000 now? You didn't believe us at first, did you?

C. Ergen            Greg won the $100,000?

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ECHOSTAR                                                                 PAGE 20

Greg I've been walking around for two days not sure ... not sure or not, but yeah, I'd like to jump up and down and scream out the window, but I promised my wife, Sharon, that I wouldn't embarrass her on national TV.

C. Ergen            How did he win this $100,000?

J. DeFranco         Well, we had a sweepstakes and tell us about it. Who did you refer, Greg, a friend, a relative or what?

Greg It's a friend of ours, the Bennetts, they had a 25th anniversary and we thought it would be a pretty good gift for them to have the Dish Network because we enjoy it so well. So we bought it for them for their 25th anniversary and I really had no idea we was entering a contest and this has really been a great surprise.

J. DeFranco         There you go.  All  right,  so he  actually  ... so Greg and
                    Sharon were existing customers, as a part of Club Dish they got some certificates in the mail and they actually gave it to a friend.

C. Ergen You could refer a customer and have the customer pay, but in your case you can certainly give it as a gift, that also works.

J. DeFranco         All right, that's an exciting thing.

C. Ergen            And as a result anybody who gave a referral ...

J. DeFranco         Was in the  sweepstakes,  both  sides  were,  the person who referred and the referee, the referrer and the referee were both put in the sweepstakes and Greg and Sharon I have to tell you again ... tell us what happened, Greg, our people tried to call you and you hung up on them. Right? That's what they told me, they said you hung up on them.

Greg Yeah, my wife, she was talking to ... I don't remember who, somebody else, and you're always getting calls and people trying to sell you things. She just wasn't sure whether to take the call or not. She said she'd pass the message on and didn't ... Saturday morning, I had been gone for three weeks, running across the



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


                    country, and Saturday morning at 9:30 the UPS guy's standing on my front door with a package, an envelope. I said, "Oh, my gosh, what is this?" And I sat it down because I wasn't sure whether or not to open it up and I opened it up and it had Dish Network in it, we didn't know what to do. We were just kind of stunned.

J. DeFranco         Well, do you believe it now?

Greg                Oh, yes, I do.

J. DeFranco         Are you  going  to take  your  anniversary  friends  out for dinner because of this? You know there you were, I mean this a great story.

Greg Oh, yes, it has really been great for us. I'll tell you the last few days we've been on pins and needles and now we can jump up and down and holler.

J. DeFranco         All right, well congratulations.

C. Ergen            How does this work? Does he get like $1,000 for a 100 years?

J. DeFranco         No, actually he gets all the money.

C. Ergen He gets all the money at one time? Because those lottery deals always well, you win, you win like $10 million, but they give you like $1 for the next 10 million years.

J. DeFranco         I'm  pretty  sure.  I mean  the  next  time  we do it  we'll probably do it that way, but I'm pretty sure he gets all the money. He's going to have to put a little away for taxes I'm sure. Greg, again, congratulations. Give our best to Sharon and thank you very much for supporting us and spreading the good word about the Dish Network.

Greg Well, thank you and you do have a good network. We were with a different satellite system and we came over to yours because of your programming and how good your system is. We haven't had any problems with it and that's why we bought that as a gift for our friends and we're in the process of trying to set



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ECHOSTAR                                                                PAGE 22
                    up one for our daughter and hopefully we can do that with them.

C. Ergen            Good and that will save you $60 on your bill the first year.
                    So it will go from a $60 savings, to $100,000 savings on the first customers, to $60 on the second, but money's money. In fact I think it brings up the benefits of Club Dish in terms of referring and a lot of folks call and say gee, how can we upgrade our receiver and get a new service or we want to upgrade our programming and there's a way to do it which is referring customers.

J. DeFranco         We're  going to talk  about  that,  but  let's  let Greg go.
                    Again, thanks a lot, Greg, I appreciate your support and give our best to Sharon. Greg is actually an over-the-road truck driver, that's why he was gone for three weeks and that's why he was calling on his cell phone. So I've got a feeling he might just spend a little more time at home now.

C. Ergen He probably drives for a company. For $100,000 he can buy the Peterbilt deal, that's about what they cost.

J. DeFranco         Actually, Charlie, you were alluding to that. If he sets one up for his daughter or any of our customers out there refer a customer or if you're kind like Greg and you want to go ahead and give it to one of your family members, here are some of the benefits you get out of Club Dish. Let's take a look.

---------------

VIDEO

Male But more than just any club, it's Club Dish. What's in it for you? Each time a friend is referred to Dish Network you'll save $60 off programming for you. Have lots of friends? You don't have a bill. Okay, okay, here's how you get into Club Dish. Call this network, ask for a Club Dish enrollment packet. Your friends start signing up for Dish Network, you start saving, but that's just the start. Get more free stuff, even a priority customer service phone number. Call, give, get. Any questions, call and get into Club Dish [inaudible].

---------------

J. DeFranco         Okay, so let's take some calls if anybody ...

C. Ergen            This is what comes in the mail I guess.


--------------------------------------------------------------------------------
ECHOSTAR                                                                PAGE 23

J. DeFranco         That's a new one.

C. Ergen Open it up, so there it is and open it up. It's a card, you get a card, you've got to have a membership card, that's ...

J. DeFranco         On top of that,  Charlie,  you get a lot of  other  benefits too.

C. Ergen            I know that.

J. DeFranco         You get, like you said, $5 a month credit for 12 months.

C. Ergen There's a certificate that makes it easy to do your referral.

J. DeFranco         So you can give this to your friends,  it actually shows the programming.

C. Ergen And you get ... you actually get two of these and I think of course the main thing that people like is they get $5 a month for a year for each referral so that would be $60 a year.

J. DeFranco         Annual subscription and Dish Flicks. Right?

C. Ergen Which this is Dish Flicks, this costs about ... I think this is about $3 a month.

J. DeFranco         That's  got all the  movies,  it's a $23 value for the year.
                    Then you get one free Dish Mover, Charlie, so if you happen to move over the course of the year we have a moving program, but you get this one for free. A priority customer service number, 800 number. And of course you mentioned the membership card and in addition to that, a one-time award of five coupons for free Pay-Per-View.

C. Ergen Pay-Per-View, when you watch the movie channel during the year put it in and we'll give you an automatic credit when you watch a movie.

J. DeFranco         Put that in with your bill.


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ECHOSTAR                                                                PAGE 24

C. Ergen And here's the Dish Flicks which if you like movies this is all the movies that we have, it's hundreds and hundreds of movies each month from Dish Flicks. So people who join Club Dish and send some referrals it's a great benefit. It's a great benefit to us, it helps us keep our price down. It's a great benefit to you and it's a great benefit to the customer you refer.

J. DeFranco         And you know  that is truly  the best way that you can build your business is to take care of your existing customers, then they want to tell other folks about it, and they still want to tell them so that's why we take care of you. We've got Michelle calling, let's see if we can answer her question. Michelle, are you there?

Michelle            Yeah, I'm here.

J. DeFranco         Welcome to the Charlie Chat. What can we answer for you?

Michelle Thank you. First, Dish is great, we just got it maybe two months ago, great picture, we really love it. Question about the Club Dish. The certificates, when do you have to ... what do you do with them? I guess is what I'm asking.

J. DeFranco         Let's go through the process a little  bit.  Good  question,
                    Michelle.

C. Ergen            You're going to get these two certificates and ...

J. DeFranco         You  actually  just  write  your name right here in the spot where it says a special  gift for ...  you put their name in and from you.  And then this has all the  information  about our service and the offer that we make to the person  you're referring  and they  have an  opportunity  to get a  special offer so it's a little bit better  than what we would  offer to  someone  who just  sees one of our ads and  calls in. So actually  it's about a $50 extra  value so  they're  getting something  extra out of the fact that you  referred  them so you  can  feel  comfortable  that  you're  doing  them  good justice.  Of course obviously you're happy with the service, that's the most important  thing.  And then they will,  when they call in, we'll ask for the number,  there's a number if you notice on the bottom of the certificate, a certification
                    authorization   number  and  that  number   that's  on  this
                    certificate is tied to you. So when they activate you don't have to be on the


--------------------------------------------------------------------------------
ECHOSTAR                                                                PAGE 25
                    phone with them or anything like that. When they activate we ask for the number. There's a special phone number they call, by the way, and our customer service agents are very familiar with the Club Dish program and then they take that number down. They take care of the customer of course, set up their free installation for them, talk about the options we have as far as programming and the way they can sign up for the Dish Network service and then once that's done and they sign up then you are entered into Club Dish and you'll get a package in the mail that has the five Pay-Per-View coupons. We'll register you, you'll start to see your $5 credit each month on your bill.

C. Ergen And there's a little tear off tag for the very bottom here for your number that you keep for your records just in case for some reason you don't get your $5 credit, then we can track it down through customer service. How do they get their certificates in the first place?

J. DeFranco         Well,  what we've  done,  we have  mailed  some of these out randomly to some of our customers, but if you're interested and you're watching and you'd like to participate you can call our 800 number, 1-800-323-DISH and tell them you're interested. Obviously you're an existing customer and you're interested in participating in Club Dish and you'd like some referral coupons and they'll send you a package.

C. Ergen If you really talk about Dish Network and refer people you could really watch TV for free, you can watch all your channels for free every year. All you've got to do is refer some folks to us.

J. DeFranco         And speaking,  Charlie, of loyal customers,  we have a story here that's kind of a human interest story that's really a neat deal. Let's take a look at that.

---------------

VIDEO

Announcer           Make no bones  about it,  this  family is full of happy Dish
                    Network customers. Dan and Diane King are in fact one of our longest running Dish Network customers.

Dan                 It  would  have  been in 1996,  it was  early on in the Dish
                    Network kickoff.

Announcer           Dan and Diane have  literally  watched our  company  grow up right before their eyes, from our first launches to the first Charlie Chat, to remember this? Dish Man [repeated several times].



--------------------------------------------------------------------------------
ECHOSTAR                                                                PAGE 26

                    Yes, Dish Man. Dan and Diane are technical kind of people, they build and fix computers for a living and they say that one of the things that has kept them with Dish Network since the beginning is the fact that we've always been on the cutting edge of technology.

Dan I guess I'm a technical person at heart anyway and I always liked the latest and greatest and have been involved in EchoStar products and the three major dish areas back in the old days when you had to do a lot of your own setup and so forth. And it was just very convenient, it was nice to be able to go to the small size dish and actually have higher picture quality than you got off a 10 foot dish.

Announcer           They also say our  product has stood up to the test of time.
                    Dan  says  the  only  problem   they've  had  with  Dish  is
                    surprisingly the big scratch on his big screen TV.

Dan We have a couple of yellow Labs that are hunters and the picture quality was good enough that one of them went on a retrieval into the TV screen to try to get a bird. So they're dumbfounded when they see an animal run across the screen and disappear off the other side.

Announcer           Well,  Dan,  we've  always  told you our  picture is crystal clear. Now the Kings love their dish so much that Dan always takes the dogs and the dish on those hunting trips.

Dan                 Just couldn't be without it.

Diane               He's cranky if he doesn't have his satellite TV.

Dan It's very handy to be up hunting and know from watching, for instance, the Weather Channel what the weather's going to do the next day and we're watching crystal clear television at 11,000 feet, 40 miles from pavement.

Announcer           The Kings say they will always be a part of the Dish Network family.  And,  oh, by the way,  you guys,  watch the Charlie
                    Chats too.

---------------

J. DeFranco         Okay,  that's an interesting  story.  Dog jumped into the TV set.

C. Ergen            That's a first.

J. DeFranco         That's a pretty realistic picture.  Okay, Charlie, we've got another  give away.  This is  actually  from our  friends at
                    Tribune,   so  these  are  the  folks  that   publish   Dish
                    Entertainment Magazine and this is pretty unbelievable actually.

C. Ergen            Let's do it.

J. DeFranco         Hold  it  up,  we've  got an  annual  subscription  to  Dish
                    Entertainment  Magazine,  but  also  a 400  watt  Kos  Dolby
                    Digital home theater  surround with multi format DVD player.
                    So this will really, really make your satellite TV sound great, if you don't have your ...



--------------------------------------------------------------------------------
ECHOSTAR                                                                PAGE 27

C. Ergen            Plus you have DVD there too.

J. DeFranco         And  DVD,  yeah,  so if you  don't  have  it  going  through surround sound now you won't believe the difference this makes with Dolby digital. So the question is who was on the cover, is that this one?

C. Ergen            I don't know. Ask the question.

J. DeFranco         Who  was  on  the  cover  of  last  month's  issue  of  Dish
                    Entertainment Magazine? I don't know if that's this month's or last month's.

C. Ergen            This is April.

J. DeFranco         Okay and then that's the number on the screen.

C. Ergen Is this for April or ... the question is for April? Oh, February.

J. DeFranco         March.

C. Ergen            February.

J. DeFranco         So we can show this one.

C. Ergen This is Larry King and Larry King would not be the right answer.

J. DeFranco         So it's March.

C. Ergen So it would be whoever was on the March cover of Dish Entertainment Magazine. I should say that Dish Entertainment Magazine is different, it shows all the channels that we have. And it's how much a year? I don't know how much it is, $42?

J. DeFranco         It's $39.99 for a full year or $3.95 a month.

C. Ergen And this shows all the channels as opposed to Dish Flicks which shows just the movies.



--------------------------------------------------------------------------------
ECHOSTAR                                                                PAGE 28

J. DeFranco         Okay, so we'll see,  we'll see. Why don't we take a few more questions, Charlie, and we'll see if somebody can win that great prize. That's a pretty darn nice thing here. So this is from Cy Gervais, I believe. He says if the merger with DirecTV is approved what equipment will we need, Dish
                    Network equipment or DirecTV equipment? Also, I think we might have answered this a little bit, also what personal video recorders can we expect after the merger?

C. Ergen In terms of equipment we both use incompatible systems so two different standards. We use an impact DVB standard, they use a DSS standard and we haven't made the final decision as to which products we would replace. But the odds are you won't have to replace your equipment. But if you do have to replace your equipment then to receive all the things that you still receive today will cost you ... we'll do it for free, so we'll upgrade you absolutely for free in terms of equipment so there's nothing to worry about there and in fact you may get some newer equipment.

                    In terms of PVR we'll continue certainly with our own technology since we don't have to charge for it. We also plan to continue with the contracts that DirecTV has with the Ultimate TV folks and the TiVo folks. And again those folks charge a monthly fee, they have some software features and things that we don't have on our products that make their systems unique and maybe they'll change their pricing or whatever, but we'll continue those contacts that we have with DirecTV. So you'll probably have at least three different kinds of PVR devices with the merger.

J. DeFranco         You know,  Charlie,  as you mentioned  earlier next month we will have Tech Forum, that's May 13th, let's actually give our folks a little taste of that.

---------------

TECH FORUM VIDEO


Tech Forum, the show that answers all of your technical questions. Tune in Monday, May 13th and get the latest on high definition TV, personal video recording, interactive TV and so much more. Call in or email with all of your technical questions. Tech Forum, helping you get the most out of your Dish Network service.

---------------



--------------------------------------------------------------------------------
ECHOSTAR                                                                PAGE 29

C. Ergen            That's with Mark and Dave.

J. DeFranco         Is that what it is? Tech Forum with Mark and Dave?

C. Ergen That's right and we don't let our engineers out in public, but we will let them be on TV to answer questions. A lot of times we get technical questions, a lot of questions we get here are technical questions and we sometimes get stumped occasionally. But you'll never stump our engineers because they've designed the system from the ground floor up and additionally it's a great opportunity for them to hear the kind of things that ... the products you'd like to have in the future. And again I think that just like the customer we had on tape there I mean I think at Dish Network a lot of us are hobbyists that just want to try to improve the technology and make it better, and better, and better because we love the technology with satellite, we do. And we try to compete with ourselves really in terms of making products that are easy for you to use and inexpensive and that kind of advance the technology and the PVR is just one example of that, high definition television is another.

J. DeFranco         Okay. Charlie, let's take just this one last question. There has been some advertising recently and Frank wants to know are we considering offering satellite radio subscription as part of our Dish Network package? And obviously we have some radio channels. I think he's probably referring to what ...
                    he has seen some ads probably recently.

C. Ergen There's two satellite radio providers, one is called XM Radio and one is called Serious Radio and we're evaluating both those products now and both of them are around $10 or $12 a month for about 60-100 channels, radio channels. And again we'd have to have some kind of business arrangement with them to offer that. The product is typically installed in your car so there's some cost for the equipment and installation and so forth and so on. So we're evaluating the product today and we hope to make a decision. Some of the services are relatively new, working through some of the kinks and bugs in the services and it sounds pretty good and if we have an announcement there, we'll certainly let you guys know. It is a logical kind of thing for us to do.


--------------------------------------------------------------------------------
ECHOSTAR                                                                PAGE 30

J. DeFranco         Okay, Charlie, we have a winner of the great surround sound,
                    DVD and a year of Dish  Entertainment  Magazine,  a guy from
                    Houston,   Texas.  The  answer  was  Jennifer  Anniston.  So
                    Jennifer   Anniston  was  on  last  month's  cover  of  Dish
                    Entertainment Magazine. Okay, we're getting a little short on time. Any closing comments, Charlie?

C. Ergen We appreciate everybody's business and we're looking forward to lighting up EchoStar VII, improving our service a little bit and hopefully having some more local cities. And hopefully your technical questions that we couldn't answer tonight you'll get answered on the next chat and we'll see you then ... we'll see you the one after that I guess.

J. DeFranco         That's right. Thank you for joining us and we appreciate all your support.


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ECHOSTAR                                                                PAGE 31